Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: December 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                         No   X
                      -----                                      ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------


1. Press Release issued December 3, 2003 regarding EU Commission fine.

European Commission decides on peripheral activity "Electrical and Mechanical Carbon and Graphite Products"

o        Comparatively lower fine of 23.6(euro)m
o        Company considers appeal due to disproportionality


WIESBADEN, December 03, 2003. Within the context of the well-known antitrust investigations into the graphite industry since 1997, the European Commission today issued its decision against graphite industry companies in the so called "electrical and mechanical carbon and graphite products", an area of Graphite Specialties which, however, has only peripheral importance for SGL Carbon. The fine levied against SGL Carbon of 23.6 (euro)m was relatively lower than those levied against other companies.

SGL Carbon, however, rates the absolute amount of the fine as disproportionate and excessive and therefore considers to appeal to the European Court in this case as well.

The decision relates to investigations of cases dating back to the 90ies which have been continuously reported by the Company. In contrast to the United States, where all antitrust issues were resolved in a single step already at the end of the 90ies, the EU Commission broke up the investigations into individual cases and has been handling them consecutively resulting in this time delay up to today.

In its reports for the first 6 and 9 months of 2003, SGL Carbon had said already , that statement of objections in the area of Graphite Specialties had been received from the EU Commission and that a final decision is expected still in 2003.

SGL Carbon has appealed against the previous fines of 80.2 (euro)m and 27.75
(euro)m to the European Court. A court ruling for the first case is expected during the first half of 2004.


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Important Notice:

This document contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Actual future results and trends could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in economic, political, technical, business and competitive conditions; unforeseeable alterations in electric steel production; changes of interest and exchange rates; price developments; unanticipated developments relating to recently acquired businesses and Group companies; potential liability in connection with existing or future regulations; unforeseen difficulties relating to the investigations by the European antitrust authorities and to the completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related thereto; and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.





For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Mobile: +49 170  540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

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



                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               SGL CARBON Aktiengesellschaft



Date: December 3, 2003         By:  /s/ Robert J. Kohler
                                    ------------------------------
                                    Name:    Robert J. Koehler
                                    Title:   Chairman of the Board of
                                             Management


                                    By:      /s/ Dr. Bruno Toniolo
                                             -----------------------------
                                    Name:    Dr. Bruno Toniolo
                                    Title:   Member of the Board of Management